UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Cellegy Pharmaceuticals, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   151152-10-3
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                                 (CUSIP Number)

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                                 Thomas J. Tisch
                               667 Madison Avenue
                               New York, NY 10021
                                 (212) 545-2927
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 19, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 7 Pages)

                                  SCHEDULE 13D

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CUSIP No. 151152-10-3                                     Page 2 of  7  Pages

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   1     NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


         Four Partners

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|
                                                                    (b)  |_|

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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*

         WC

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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                |_|

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

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    NUMBER OF        7     SOLE VOTING POWER

     SHARES                1,303,500
                   ------- --------------------------------------------------
                   ------- --------------------------------------------------

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
                   ------- --------------------------------------------------
                   ------- --------------------------------------------------
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           1,303,500
                   ------- --------------------------------------------------
                   ------- --------------------------------------------------
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                           -0-

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,303,500 (See Item 5)

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |X|

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.9%  (See Item 5)

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14       TYPE OF REPORTING PERSON*

         PN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 151152-10-3                 13D               Page 3 of 7 Pages


         This Amendment No. 1 amends and supplements the Schedule 13D of Four Partners, a New York general partnership ("FP") filed with the Securities and Exchange Commission (the "Commission") on August 1, 1997 and relates to the purchase by FP of additional Common Stock, no par value per share (the "Common Stock"), of Cellegy Pharmaceuticals, Inc., a California corporation (the "Issuer").

Item 3.   Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended in its entirety and replaced with the following:

         All funds used to purchase the securities reported in Item 5 below were provided from the working capital of FP or, in the case of the securities for which James S. Tisch is custodian, personal funds of James S. Tisch. The aggregate purchase price of the securities purchased by FP on July 23, 1997 was approximately $2,516,052.50. The aggregate purchase price of the securities purchased by FP on November 19, 1997 was approximately $1,875,000. The aggregate purchase price of the securities purchased by FP on July 23, 1997 and on November 19, 1997 is $4,391,052.50. The aggregate purchase price of the securities purchased by James S. Tisch as custodian was approximately $107,796.60.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended in its entirety and replaced with the following:

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CUSIP NO. 151152-10-3                 13D               Page 4 of 7 Pages

         FP owns 1,303,500 shares of Common Stock. In addition, by virtue of his status as custodian for certain accounts of his children, James S. Tisch has power to vote or direct the vote and dispose or direct the disposition of the 19,200 shares of Common Stock owned by his children. FP disclaims beneficial ownership of these shares of Common Stock.

         (a) Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each person or entity listed in Item 2 above, together with the percentage of outstanding shares of Common Stock which is beneficially owned by each such person or entity.

     Name of                      Amount and Nature of            % of Class
 Beneficial Owner                 Beneficial Ownership          Outstanding (1)

Four Partners                         1,303,500                     13.9%
Andrew H. Tisch 1991 Trust                    0      (2)              0
Daniel R. Tisch 1991 Trust                    0      (2)              0
James S. Tisch 1991 Trust                     0      (2)              0
Thomas J. Tisch 1991 Trust                    0      (2)              0
Andrew H. Tisch                               0      (2)              0
Daniel R. Tisch                               0      (2)              0
James S. Tisch                           19,200      (2)             0.2%
Thomas J. Tisch                               0      (2)              0
                                ---------------                     -----

Total                                 1,322,700                     14.1%   (1)


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(1)      Pursuant to Amendment No. 2 to the Form S-1 (the "Form S-1") filed with the Commission on November 19, 1997, the Issuer offered 1,750,000 shares of Common Stock. According to the Form S-1, the number of shares of

CUSIP NO. 151152-10-3                 13D               Page 5 of 7 Pages

         Common Stock to be issued and outstanding after such offering is 9,344,959 shares of Common Stock.

(2) Does not include shares owned by FP. None of the Messrs. Tisch beneficially owns any shares of Common Stock, except to the extent that beneficial ownership of shares of Common Stock beneficially owned by FP may be attributed to them and except for 19,200 shares of Common Stock for which James S. Tisch is custodian of on behalf of his children and of which FP disclaims beneficial ownership.

         (b) With respect to the persons and entities named in response to paragraph (a) above:

         (i) FP has directly the sole power to vote or direct the vote and dispose or direct the disposition of the 1,303,500 shares of Common Stock owned by it;

         (ii) By virtue of their status as managing trustees of the trusts which are the general partners of FP, the Messrs. Tisch may be deemed to have indirectly shared power to vote or direct the vote and dispose or direct the disposition of the 1,303,500 shares of Common Stock owned by FP; and

         (iii) By virtue of his status as custodian for certain accounts of his children, James S. Tisch has power to vote or direct the vote and dispose or direct the disposition of the 19,200 shares of Common Stock owned by his children. FP disclaims beneficial ownership of these shares of Common Stock.

         (c) The following transaction was effected by FP during the sixty days preceding the date hereof. None of the persons or entities named in Item 2 above effected any other

CUSIP NO. 151152-10-3                 13D               Page 6 of 7 Pages

transactions in the Common Stock during the 60 days preceding the date hereof.

                                                 Price/Share
Transaction       Date     Security      No.       or Unit            Market
                                                                       (1)
 Purchase       11/19/97    Common     250,000      7.50

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(1)    Purchase of Common Stock in an underwritten offering.

CUSIP NO. 151152-10-3                 13D               Page 7 of 7 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 1997                                FOUR PARTNERS

                                                By  /s/Thomas J. Tisch
                                                        Thomas J. Tisch
                                                    Manager of Four Partners